Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

Our earnings are inadequate to cover fixed charges and preference dividends. The following table sets forth the dollar amount of the coverage deficiency for the three months ended March 31, 2015, and each of the years ended December 31, 2014, 2013 and 2012. We have not included a ratio of earnings to combined fixed charges and preference dividends because we do not have earnings. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Three Months Ended March 31,	Fiscal Year Ended December 31,
(dollars in thousands)	2015	2014	2013	2012
Pretax (loss)	$(2,272)	(719)	(3.542)	(5,059)
Add back: Fixed charges	914	2,456	2,493	3,046

Total adjusted earnings	(1,358)	1,737	(1,049)	(2,013)

Fixed charges:
Interest expense	830	2,120	2,153	2,707
Estimated interest portion of rental expense	84	336	340	339

Total fixed charges	$914	$2,456	$2,493	$3,046

Deficiency of earnings available to cover fixed charges (1)	$(2,272)	$(719)	$(3,542)	$(5,059)

(1)	Because of the deficiency of earnings available to cover fixed charges and preference dividends, the ratio information is not applicable.